UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Apogee Enterprises, Inc.

(Name of Issuer)

Common Stock, $0.33 1/3 par value per share

(Title of Class of Securities)

037598109

(CUSIP Number)

glenn w. welling

engaged capital, llc

610 Newport Center Drive, Suite 250

Newport Beach, California 92660

(949) 734-7900

STEVE WOLOSKY

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 12, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 037598109

1	NAME OF REPORTING PERSON

Engaged Capital Flagship Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		903,276
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

903,276
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

903,276
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 037598109

1	NAME OF REPORTING PERSON

Engaged Capital Co-Invest VIII, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		720,608
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

720,608
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

720,608
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.5%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 037598109

1	NAME OF REPORTING PERSON

Engaged Capital Flagship Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		903,276
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

903,276
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

903,276
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP NO. 037598109

1	NAME OF REPORTING PERSON

Engaged Capital Flagship Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		903,276
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

903,276
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

903,276
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2%
14	TYPE OF REPORTING PERSON

CO

5

CUSIP NO. 037598109

1	NAME OF REPORTING PERSON

Engaged Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,711,020
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,711,020
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,711,020
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP NO. 037598109

1	NAME OF REPORTING PERSON

Engaged Capital Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,711,020
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,711,020
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,711,020
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP NO. 037598109

1	NAME OF REPORTING PERSON

Glenn W. Welling
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,711,020
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,711,020
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,711,020
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%
14	TYPE OF REPORTING PERSON

IN

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.33 1/3 par value per share (the “Shares”), of Apogee Enterprises, Inc., a Minnesota corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 4400 West 78th Street, Suite 520, Minneapolis, Minnesota 55435.

Item 2.	Identity and Background.

(a)This statement is filed by:

(i)	Engaged Capital Flagship Master Fund, LP (“Engaged Capital Flagship Master”), a Cayman Islands exempted limited partnership, with respect to the Shares directly and beneficially owned by it;
(ii)	Engaged Capital Co-Invest VIII, LP, a Delaware limited partnership (“Engaged Capital Co-Invest VIII”), with respect to the Shares directly and beneficially owned by it;

(iii)	Engaged Capital Flagship Fund, LP (“Engaged Capital Fund”), a Delaware limited partnership, as a feeder fund of Engaged Capital Flagship Master;
(iv)	Engaged Capital Flagship Fund, Ltd. (“Engaged Capital Offshore”), a Cayman Islands exempted company, as a feeder fund of Engaged Capital Flagship Master;
(v)	Engaged Capital, LLC, a Delaware limited liability company (“Engaged Capital”), as the general partner and investment adviser of each of Engaged Capital Flagship Master and Engaged Capital Co-Invest VIII and the investment adviser of a certain managed account (the “Engaged Capital Account”);
(vi)	Engaged Capital Holdings, LLC, a Delaware limited liability company (“Engaged Holdings”), as the managing member of Engaged Capital; and
(vii)	Glenn W. Welling, as the Founder and Chief Investment Officer (“CIO”) of Engaged Capital and the sole member of Engaged Holdings.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)The address of the principal office of each of Engaged Capital Flagship Master and Engaged Capital Offshore is c/o Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. The address of the principal office of each of Engaged Capital Co-Invest VIII, Engaged Capital Fund, Engaged Capital, Engaged Holdings and Mr. Welling is 610 Newport Center Drive, Suite 250, Newport Beach, California 92660. The officers and directors of Engaged Capital Offshore and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

8

CUSIP NO. 037598109

(c)The principal business of each of Engaged Capital Flagship Master and Engaged Capital Co-Invest VIII is investing in securities. Each of Engaged Capital Fund and Engaged Capital Offshore is a private investment partnership that serves as a feeder fund of Engaged Capital Flagship Master. Engaged Capital is a registered investment advisor and serves as the investment adviser to each of Engaged Capital Flagship Master, Engaged Capital Co-Invest VIII, Engaged Capital Fund, Engaged Capital Offshore and the Engaged Capital Account. Engaged Capital is also the general partner of each of Engaged Capital Flagship Master, Engaged Capital Co-Invest VIII and Engaged Capital Fund. Engaged Holdings serves as the managing member of Engaged Capital. Mr. Welling is the Founder and CIO of Engaged Capital, the sole member of Engaged Holdings and a director of Engaged Capital Offshore.

(d)No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)No Reporting Person, nor any person listed on Schedule A, annexed hereto, has during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)Engaged Capital Flagship Master and Engaged Capital Offshore are organized under the laws of the Cayman Islands. Engaged Capital Co-Invest VIII, Engaged Capital Fund, Engaged Capital and Engaged Holdings are organized under the laws of the State of Delaware. Mr. Welling is a citizen of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Engaged Capital Flagship Master and Engaged Capital Co-Invest VIII and held in the Engaged Capital Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 903,276 Shares beneficially owned by Engaged Capital Flagship Master is approximately $39,253,009, including brokerage commissions. The aggregate purchase price of the 720,608 Shares beneficially owned by Engaged Capital Co-Invest VIII is approximately $30,328,286, including brokerage commissions. The aggregate purchase price of the 87,136 Shares held in the Engaged Capital Account is approximately $3,771,192, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons believe that the Issuer owns several market leading businesses that are differentiated in their respective industries and are attractive, high quality assets. The Reporting Persons believe that market participants do not appreciate that the Issuer’s businesses are significantly better positioned today than in the past as cost reductions have resulted in improved profitability and diversification efforts have positively altered the Issuer’s business mix into more attractive end markets with reduced cyclicality and appealing growth potential. The Reporting Persons believe that the Shares trade at a substantial valuation discount to fair value, both to a broad set of building products and construction-related peers, and to the Issuer’s own historical valuation multiples. The Reporting Persons believe that the current valuation discount is unwarranted due to the Issuer’s high quality assets, potential earnings growth, and strong balance sheet and believe that the Shares offer a positively skewed risk-reward investment opportunity at current prices. The Reporting Persons have discussed, and intend to continue to discuss, with the Issuer’s management team and Board of Directors (the “Board”) ways to potentially improve the Issuer’s capital allocation practices, operational improvement plans, growth initiatives, investor communications, portfolio optimization and corporate governance, among other topics, all of which the Reporting Persons believe will help close the Issuer’s valuation gap.

9

CUSIP NO. 037598109

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)The aggregate percentage of Shares reported owned by each person named herein is based upon 28,417,366 Shares outstanding as of January 10, 2018, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on January 11, 2018.

As of the close of business on April 16, 2018, Engaged Capital Flagship Master beneficially owned 903,276 Shares, constituting approximately 3.2% of the Shares outstanding. Each of Engaged Capital Fund and Engaged Capital Offshore, as feeder funds of Engaged Capital Flagship Master, may be deemed to beneficially own the 903,276 Shares owned by Engaged Capital Flagship Master, constituting approximately 3.2% of the Shares outstanding.

As of the close of business on April 16, 2018, Engaged Capital Co-Invest VIII beneficially owned 720,608 Shares, constituting approximately 2.5% of the Shares outstanding.

As of the close of business on April 16, 2018, 87,136 Shares were held in the Engaged Capital Account, constituting less than 1% of the Shares outstanding.

10

CUSIP NO. 037598109

Engaged Capital, as the general partner and investment adviser of Engaged Capital Flagship Master and Engaged Capital Co-Invest VIII and the investment adviser of the Engaged Capital Account, may be deemed to beneficially own the 1,711,020 Shares owned in the aggregate by Engaged Capital Flagship Master and Engaged Capital Co-Invest VIII and held in the Engaged Capital Account, constituting approximately 6.0% of the Shares outstanding. Engaged Holdings, as the managing member of Engaged Capital, may be deemed to beneficially own the 1,711,020 Shares owned in the aggregate by Engaged Capital Flagship Master and Engaged Capital Co-Invest VIII and held in the Engaged Capital Account, constituting approximately 6.0% of the Shares outstanding. Mr. Welling, as the Founder and CIO of Engaged Capital and sole member of Engaged Holdings, may be deemed to beneficially own the 1,711,020 Shares owned in the aggregate by Engaged Capital Flagship Master and Engaged Capital Co-Invest VIII and held in the Engaged Capital Account, constituting approximately 6.0% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)By virtue of their respective positions with Engaged Capital Flagship Master, each of Engaged Capital Fund, Engaged Capital Offshore, Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported owned by Engaged Capital Flagship Master.

By virtue of their respective positions with Engaged Capital Co-Invest VIII, each of Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported owned by Engaged Capital Co-Invest VIII.

By virtue of their respective positions with the Engaged Capital Account, each of Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares held in the Engaged Capital Account.

(c)Schedule B annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days. All of such transactions were effected in the open market.

(d)No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On April 17, 2018 the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

11

CUSIP NO. 037598109

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement, dated April 17, 2018.

12

CUSIP NO. 037598109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2018

Engaged Capital Flagship Master Fund, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Co-Invest VIII, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Flagship Fund, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Flagship Fund, Ltd.

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Director

13

CUSIP NO. 037598109

Engaged Capital, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Holdings, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Sole Member

/s/ Glenn W. Welling
Glenn W. Welling

14

CUSIP NO. 037598109

SCHEDULE A

Directors and Officers of Engaged Capital Flagship Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Glenn W. Welling Director*
Mark John Cook Director	Company Director	3rd Floor, Harbour Centre George Town, Grand Cayman Cayman Islands	Australia

Mark Victor Murray Director	Company Director	2F Landmark Square 64 Earth Close Seven Mile Beach Grand Cayman Cayman Islands	United Kingdom & British Overseas Territory Citizen (Cayman Islands)

*Mr. Welling is a Reporting Person and, as such, the information with respect to Mr. Welling called for by Item 2 of Schedule 13D is set forth therein.

SCHEDULE B

Transactions in Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

Engaged Capital Flagship Master Fund, LP

Purchase of Common Stock	8,373	38.9576	04/12/2018
Purchase of Common Stock	111,750	38.5101	04/12/2018
Purchase of Common Stock	72,625	39.9063	04/13/2018
Purchase of Common Stock	18,911	39.9318	04/13/2018

Purchase of Common Stock	10,875	40.5666	04/16/2018
Purchase of Common Stock	26,075	40.9895	04/16/2018

Engaged Capital Co-Invest VIII, LP

Purchase of Common Stock	70,200	43.0128	02/14/2018
Purchase of Common Stock	3,286	43.6651	02/15/2018
Purchase of Common Stock	19,300	44.2836	02/20/2018
Purchase of Common Stock	50,000	44.5882	02/27/2018
Purchase of Common Stock	30,000	43.6594	02/28/2018
Purchase of Common Stock	19,767	42.8029	03/01/2018
Purchase of Common Stock	15,700	43.2081	03/01/2018
Purchase of Common Stock	4,401	42.9878	03/02/2018
Purchase of Common Stock	41,600	43.8493	03/02/2018
Purchase of Common Stock	14,864	44.1939	03/05/2018
Purchase of Common Stock	6,400	43.9563	03/05/2018
Purchase of Common Stock	100	44.1700	03/06/2018
Purchase of Common Stock	8,226	42.8083	03/23/2018
Purchase of Common Stock	700	42.9950	03/28/2018
Purchase of Common Stock	16,500	42.5501	04/02/2018
Purchase of Common Stock	9,400	42.8332	04/03/2018
Purchase of Common Stock	100,000	41.1122	04/04/2018
Purchase of Common Stock	111,000	42.1359	04/05/2018
Purchase of Common Stock	19,562	41.8950	04/06/2018
Purchase of Common Stock	20,000	42.4097	04/06/2018
Purchase of Common Stock	27,035	41.9865	04/09/2018
Purchase of Common Stock	8,947	41.9425	04/11/2018
Purchase of Common Stock	123,620	38.9576	04/12/2018

Engaged Capital, LLC

(Through the Engaged Capital Account)

Purchase of Common Stock	807	38.9576	04/12/2018
Purchase of Common Stock	14,118	38.5101	04/12/2018
Purchase of Common Stock	1,935	39.9318	04/13/2018
Purchase of Common Stock	7,017	39.9063	04/13/2018
Purchase of Common Stock	1,029	40.5666	04/16/2018
Purchase of Common Stock	2,507	40.9895	04/16/2018